Exhibit 2.3

Equity Commitment Letter

(the “ECL”)

From:

Worthington Steel, Inc. a corporation, incorporated and existing under the laws of Ohio, USA, with its registered business address at 100 Old Wilson Bridge Road, 43085, Columbus, Ohio, USA and registered with the Secretary of State of Ohio, USA under number 5007932

(herein the “Sponsor”)

To:

Worthington Steel GmbH a limited liability company (Gesellschaft mit beschränkter Haftung), incorporated under the laws of Germany, with its registered seat in Stuttgart, and registered with the commercial register (Handelsregister) of the local court (Amtsgericht) of Stuttgart under registration number HRB 801625

(herein “BidCo”

the Sponsor and BidCo, individually, a “Party“

and collectively “Parties”)

with a copy to:

Bank of America Europe Designated Activity Company, Zweigniederlassung Frankfurt am Main

(herein the “Bank”)

Re:	Equity Commitment

Dear Sirs or Madams,

The undersigned Sponsor is the sole shareholder of The Worthington Steel Company, a corporation, incorporated and existing under the laws of Ohio, USA, with its registered business address at 100 Old Wilson Bridge Road, 43085, Columbus, Ohio, USA and registered with the Secretary of State of Ohio, USA under number CP5614, which in turn is the sole shareholder of BidCo. Sponsor hereby makes reference to the contemplated investment by BidCo into Klöckner & Co SE, a European Stock Corporation (Societas Europaea) with its seat in Dusseldorf, Germany, registered with the commercial register (Handelsregister) of the local court (Amtsgericht) of Dusseldorf under HRB 109982 (the “Target”) (the “Transaction”), including by way of a voluntary public takeover offer of BidCo addressed to all shareholders of the Target (the “Takeover Offer”). The Bank has been engaged to confirm that BidCo has sufficient resources to satisfy its payment obligations under the Takeover Offer by way of a cash confirmation pursuant to section 13 para. 1 sentence 2 of the German Securities Acquisition and Takeover Act.

1.	EQUITY COMMITMENT

1.1

The Sponsor hereby commits, subject to the terms and conditions set forth in this ECL, to contribute to, or cause to be contributed to, BidCo by way of one or more direct or indirect contributions in the form of ordinary equity, preferred equity, other equity or equity-like securities or interests or shareholder loans or other debt instruments in immediately-available Euro-denominated funds (each a “Contribution”), up to EUR 1,632,000,000 (the “Equity Commitment”) to enable BidCo to fulfil BidCo’s obligation to

(a)	pay the offer consideration and related transaction costs under the Takeover Offer (including any sell-out obligation) (the “Offer Obligations”);

(b)	pay the purchase price for Target shares acquired via market purchases, private purchases or otherwise outside of the Takeover Offer (the “Parallel Purchase Obligation”), and

(c)

make available to the Target a certain amount for the refinancing of existing debt as specified in the business combination agreement between the Sponsor, BidCo and the Target dated on or around the date hereof (the “Refinancing Obligations” and together with Offer Obligations and the Parallel Purchase Obligation, the “Payment Obligations”)

when due to the extent required and provided that through (b) the Equity Commitment shall never be reduced below the amount required under (a) and (c). The Equity Commitment with respect to the Offer Obligations shall be received by BidCo at least two (2) bank working days prior to the date required in connection with the settlement for shares in the Target tendered into the Takeover Offer (such day, the “Settlement Date”) and with respect to the Parallel Purchase Obligation and the Refinancing Obligations in reasonable advance to the relevant funding date.

1.2	The Sponsor undertakes that it will:

(a)	not extract or withdraw its Equity Commitment or cause its Equity Commitment to be repaid or redeemed; and

(b)

procure, so far as lawfully possible, that BidCo will, and BidCo agrees to, use the Equity Commitment to the extent necessary to satisfy the Payment Obligations as and when required and for no other purpose, provided, however, that the aggregate amount to be funded under this ECL will be reduced on a euro-for-euro basis in the event BidCo does not require all of the commitment contemplated by the Equity Commitment to satisfy its payment obligations (i) under the Takeover Offer at the Settlement Date and any related transaction costs in relation to the Takeover Offer, (ii) for shares acquired via market purchases, private purchases or otherwise outside of the Takeover Offer, or (iii) with respect to the Refinancing Obligations.

1.3

Neither under this paragraph 1 nor otherwise under this ECL shall the Sponsor in the aggregate be liable for, or obligated to pay, directly or indirectly, whether by way of damages for breach, pursuant to the Sponsor’s Equity Commitment or otherwise, an (aggregate) amount exceeding the Sponsor’s Equity Commitment.

2.	CONDITION PRECEDENT

The obligation of the Sponsor to fund or cause the funding of its Equity Commitments as provided in Section 1.1(a) and Section 1.1(c) of this ECL is subject to all completion conditions as set out in the offer document relating to the Takeover Offer (“Offer Document”) being and remaining duly satisfied or validly waived.

3.	TERMINATION

3.1	This ECL shall remain valid until the earlier of

(a)

ten (10) business days after the final settlement of both the Takeover Offer and of any share transfer under any sell-out right to the Takeover Offer pursuant to Section 39c of the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz), if applicable, or

(b)

lapse of the Takeover Offer (i.e. the completion conditions set out in the Offer Document not having been satisfied or waived by the Long Stop Date as provided for in the Offer Document) (the “Expiry Date”).

Following the Expiry Date, none of the Parties shall have any liability hereunder save for such liability arising from a breach hereof occurring prior to or on the Expiry Date, which liability shall survive after termination of the ECL.

3.2

Notwithstanding Section 3.1 and contingent upon a final settlement of the Takeover Offer, this ECL shall remain valid with respect to the Refinancing Obligations until the time specified in Section 12.3.4 sentence 2 of the business combination agreement between the Sponsor, Bidco and the Target, if applicable.

4.	SPONSOR REPRESENTATIONS AND WARRANTIES

The Sponsor represents and warrants in the form of an independent guarantee irrespective of fault (selbständiges Garantieversprechen) to BidCo, also for the benefit of the Bank as contract for the benefit of a third party (echter Vertrag zugunsten Dritter), as at the date of this ECL that:

(a)	it has the necessary power and authority required to enter into this ECL and to perform its obligations under this ECL in accordance with its terms;

(b)	it is duly formed, registered or organized and validly existing under the laws of its jurisdiction of formation;

(c)	it is solvent and there are no current pending or, to the best of its knowledge, threatened bankruptcy, insolvency, receivership or liquidation proceedings against it;

(d)

it has obtained all corporate authorisations and all governmental, statutory, regulatory or other consents, licenses or authorizations required to empower it to enter into and perform its obligations under this ECL, where failure to obtain them would affect its ability to enter into and perform its obligations under this ECL;

(e)	it has received all necessary internal approvals in relation to its obligations contained in this ECL;

(f)	sufficient funds and/or funding commitments are available to it, in aggregate amount to not less than the Equity Commitment under this ECL;

(g)	there are no existing liabilities on it which impede, or may reasonably be expected to impede, its ability to perform its obligations under this ECL in accordance with its terms; and

(a)	it has no knowledge of any facts or circumstances that may reasonably result in the funds and/or funding commitments it has available to it be unable to be used to satisfy the Equity Commitment.

5.	NO RECOURSE

5.1

No recourse under this ECL or under any documents or instruments delivered in connection with this ECL shall be had and no claims shall be brought against, and no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by, (i) any current, former or future director, officer, employee, attorney or agent of the Sponsor or (ii) any current, former or future member, controlling person or direct or indirect shareholder or equityholder of the Sponsor or any financial institution or other person which provides or is committed to provide financing in connection with the Transaction or (iii) any current, former or future director, officer, employee, agent, member, affiliate (other than the Sponsor and their affiliates which have assumed Equity Commitments in accordance with this ECL (if any)) or assignee of any such member, controlling person or direct or indirect shareholder or equityholder or any financial institution or other person which provides or is committed to provide financing in connection with the Transaction each of the foregoing a “Non-Liable Person”), whether by the enforcement of any judgment or assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable law or otherwise, for any obligations of the Sponsor under this ECL or any documents or instruments delivered in connection with this ECL or for any claim relating to, in respect of or by reason of such obligations or their creation, and BidCo shall institute, and shall cause its affiliates not to institute, any proceedings or bring any other claim arising under, or in connection with this ECL, or in respect of any oral representations made or alleged to be made in connection herewith, against any Non-Liable Person; provided that this shall not in any way affect the liability of the Sponsor under this ECL in accordance with its terms.

5.2

BidCo accepts and acknowledges that the only rights of recovery that BidCo has against the Sponsor under this ECL are claims against the Sponsor to the extent expressly provided in this ECL and subject to the terms of this ECL and that recourse against the Sponsor under and pursuant to the terms of this ECL shall be the sole and exclusive remedy of BidCo against: (i) the Sponsor in respect of any liabilities or obligations arising under, or in connection with, this ECL or the Transaction, and against (ii) any Non-Liable Persons under, or in connection with, this ECL.

5.3

Nothing in this Section 5 shall be deemed in any way to (i) limit or restrict the Sponsor from exercising any rights they may have against any Non-Liable Persons in connection with the satisfaction of any amounts payable hereunder or (ii) limit or exclude claims against any Non-Liable Persons based on fraud or wilful misconduct of such Non-Liable Persons which cannot be limited or excluded under applicable law.

6.	ASSIGNMENT; THIRD PARTY RIGHTS

6.1	Neither this ECL nor any of the rights and benefits hereunder shall be assigned, in whole or in part, by any Party without the prior written consent of the other Parties.

6.2

This ECL and the Equity Commitment is entered into also for the benefit of the Bank as a third party beneficiary (echter Vertrag zugunsten Dritter) subject to the following provision. Nothing in this ECL, express or implied, is intended to confer on any person, other than the Parties and the Bank and their respective successors, any rights or remedies under or by reason of this ECL. The Parties acknowledge and agree that the Bank as third-party beneficiary may request the Sponsor to fulfil its obligation to fund BidCo in the amount of the Equity Commitment as and when required on the terms and subject to the conditions set forth in this ECL and the Bank may seek specific performance against the Sponsor in this respect by requesting the Sponsor to provide funding to the Sponsor.

7.	GOVERNING LAW

This ECL and all matters arising out of or relating in any way whatsoever (whether in contract, tort or otherwise) to this ECL shall be governed by and construed in accordance with German law and the parties submit to the exclusive jurisdiction of the courts of Frankfurt am Main, Germany.

8.	MISCELLANEOUS

This ECL constitutes the entire agreement between the Parties with respect to the subject matter hereof, and supersedes all prior agreements, written or oral, between them in respect thereof, and may only be amended or terminated by an instrument in writing duly executed by all Parties unless a stricter form is required by applicable law.

[Signature pages to follow]

15 January 2026

Worthington Steel, Inc

/s/ Timothy A. Adams
Name: Timothy A. Adams
Position: Vice President and Chief Financial Officer

[Signature Page to Equity Commitment Letter]

15 January 2026

Worthington Steel GmbH

/s/ Roman Dominik Brück
Name: Roman Dominik Brück
Position: Managing Director

[Signature Page to Equity Commitment Letter]